File No. 70-9149

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                   AMENDMENT NO. 3

                                          TO

                                       FORM U-1

                              APPLICATION OR DECLARATION

                                        under

                                         the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

                              National Fuel Gas Company
                                 10 Lafayette Square
                               Buffalo, New York  14203
                             (Registered Holding Company)

                        (Name of company filing this statement
                      and address of principal executive office)
                    _____________________________________________

Philip C. Ackerman         James R. Peterson, Esq.    Robert J. Reger, Jr., Esq.
Senior Vice President      Assistant Secretary        Reid & Priest LLP
National Fuel Gas Company  National Fuel Gas Company  40 West 57th Street
10 Lafayette Square        10 Lafayette Square        New York,  New York 10019
Buffalo, New York  14203   Buffalo, New York 14203

                     (Names and addresses of agents for service)

          Item 1.   Description of Proposed Transactions

          1. The phrase "In December, 1997, the Board of Directors of National plans to adopt" in the first sentence of the second paragraph of Item 1 is hereby deleted and replaced by the phrase "On December 11, 1997, the Board of Directors of National adopted".

          2. The following paragraph is hereby added as the last paragraph of Item 1:

               National is in compliance and will comply with Rule 53(a) and all other applicable rules under the Act, including, without limitation, such rules as may be promulgated in the future pursuant to Section 33 of the Act. Currently, National's Aggregate Investment in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs") is zero. National's average Consolidated Retained Earnings, pursuant to Rule 53(a)(1), for the four quarters ended September 30, 1997 is approximately $473,476,000. National and its subsidiaries commit that they will maintain books and records and financial statements to identify investments in and earnings from EWGs and FUCOs in which they may directly or indirectly hold an interest. National undertakes to provide the SEC access to such books and records and financial statements that will be available to National upon the request of the SEC. Thus, the Rule 53(a)(2) requirements will be satisfied. No more than 2% of the employees of National Fuel Gas Distribution Corporation, a wholly owned subsidiary of National ("Distribution"), will render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National may directly or indirectly hold an interest, thereby satisfying


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


          Rule 53(a)(3). Any documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of Distribution have been submitted. None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable. Currently, National's Aggregate Investment, as defined in Rule 58(b)(3), in Energy-Related Companies is zero.




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


          SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned thereunto duly authorized.

               NATIONAL FUEL GAS COMPANY

               By:  /s/ James R. Peterson
                    ---------------------
                    James R. Peterson
                    Assistant Secretary


          Date:  February 12, 1998





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